

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

April 10, 2017

Lawrence Adams
Chief Executive Officer
Image Protect, Inc.
1401 N El Camino Real, Suite 203
San Clemente, CA 92672

>   **Re: Image Protect, Inc.**
>   **Offering Statement on Form 1-A**
>   **Post-qualification Amendment No. 1**
>   **Filed March 21, 2017**
>   **File No. 024-10553**

Dear Mr. Adams:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Summary

The Offering, page 4

1.   You disclose in this section that you are offering a maximum of 66,666,666 shares. On the Cover Page, however, you indicate that the maximum offering amount is 40,000,000 shares. You also disclose on page 25 that you are offering up to 20,000,000 shares. Please reconcile throughout.

2.   Regarding your statement in this section that Blackbridge Capital, LLC agreed to purchase up to $1,000,000 of shares in this offering, please tell us why you believe that Blackbridge is not acting as an underwriter. Also tell us whether Blackbridge is obligated to buy any shares in this offering in light of Section 1.g. of the Securities Purchase Agreement in Exhibit 1.1, which required you to file a Form 1-A within three months of execution of the Agreement.

<u>Index to Unaudited Financial Statements, page F-1</u>

3.   Please update your financial statements in accordance with paragraph (b) of Part F/S in Form 1-A.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Matthew Derby, Attorney-Advisor, at (202) 551-3334 or Gabriel Eckstein, Attorney-Advisor, at (202) 551-3286 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                        Sincerely,

                                        /s/ Jan Woo

                                        Jan Woo
                                        Legal Branch Chief
                                        Office of Information Technologies
                                        and Services

cc: William Eilers, Esq.
        Eilers Law Group, P.A.